UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of July 2014

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Israel

Veolia sells its activities in Israel

Veolia has signed an agreement with funds managed by Oaktree Capital Management, L.P., a global investment manager, for the sale of its water, waste and energy activities in Israel.

This transaction will contribute to Veolia’s debt reduction by around €250 million. It is part of Veolia’s strategy to refocus the Group geographically and to concentrate on areas where it can seize less capital intensive opportunities, as defined by its Chairman and Chief Executive Officer Antoine Frérot at the end of 2011.

Closing of the transaction is subject to the approval of the Israeli Antitrust Authority and change of control authorizations common in such transactions. It is expected by Q4 2014.

.....

Veolia is the global leader in optimized resource management. With over 200,000 employees* worldwide, the company designs and provides water, waste and energy management solutions that contribute to the sustainable development of communities and industries. Through its three complementary business activities, Veolia helps to develop access to resources, preserve available resources, and to replenish them.

In 2013, Veolia supplied 94 million people with drinking water and 62 million people with wastewater service, produced 86 million megawatt hours of energy and converted 38 million metric tons of waste into new materials and energy. Veolia (Paris Euronext: VIE and NYSE: VE) recorded revenue of €22.3 billion* in 2013. www.veolia.com

(*) Excluding Transdev employees and revenue currently under divestment

Contacts

Media Relations Laurent Obadia Sandrine Guendoul Stéphane Galfré Tel.+ 33 1 71 75 12 52 sandrine.guendoul@veolia.com	Analysts & Investor Relations Ronald Wasylec - Ariane de Lamaze Tel. + 33 1 71 75 12 23 / 06 00 Terri Anne Powers (United States) Tel. + 1 312 552 2890

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties in particular include risks related to customary provisions of divesture transactions and those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 10, 2014

VEOLIA ENVIRONNEMENT

By:  /s/ Antoine Frérot
Name: Antoine Frérot

Title: Chairman and Chief Executive Officer